Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
[redacted], 2285 2214. Website : www.ril.com

December 22, 2005

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.		December 21, 2005	Intimation to Stock Exchange that the Certified True Copy of the Order dated December 9, 2005 of the Hon'ble High Court of Judicature at Bombay has been filed with the Registrar of Companies on December 21, 2005 and hence the Scheme has become effective from that date.

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
2.	Clause 16	December 22, 2005	Intimation to Stock Exchanges about fixing of Record Date i.e January 25, 2006 for the purpose of recokoning the names of the members of the Company, who shall be entitled to receive shares of Resulting Companies on account of Scheme of Arrangement for Demermer under Sections 391 to 394 of the Companies Act, 1956 sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated December 9, 2005.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

December 22, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Kolkata 700 001

Dear Sir,

Sub: Scheme of Arrangement for Demerger under Sections 391 to 394 of the Companies Act, 1956 – Record Date

Further to our letter dated December 21, 2005, we wish to inform you that in accordance with the Scheme of Arrangement as sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated December 9, 2005, each of the Resulting Companies, viz. Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited (collectively "the Resulting Companies") will issue and allot to each eligible member of the Company (except for the Specified Shareholders as defined in the Scheme) whose name is recorded in the Register of Members of the Company on the Record Date equity shares in the respective Resulting Companies in the following ratios :

(i) one equity share of Reliance Energy Ventures Limited of the face value of Rs.10/- (Rupees ten) each credited as fully paid up for every one equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Company;

(ii) one equity share of Global Fuel Management Services Limited of the face value of Rs.5/- (Rupees five) each credited as fully paid up for every one equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Company;

(iii) one equity share of Reliance Capital Ventures Limited of the face value of Rs.10/- (Rupees ten) each credited as fully paid up for every one equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Company;

(iv) one equity share of Reliance Communication Ventures Limited of the face value of Rs.5/- (Rupees five) each credited as fully paid up for every one equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Company.

In compliance with Clause 16 and other applicable provisions of the Listing Agreement, we hereby inform you that January 25, 2006 has been fixed as the Record Date for the purpose of reckoning the names of the members of the Company, who shall be entitled to receive shares of each of the Resulting Companies.

Please inform your members accordingly.

Yours faithfully,
For Reliance Industries Limited,

S. Sudhakar
Authorised Signatory

Copy to: National Securities Depository Limited
Central Depository Services Limited

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

December 21, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Kolkata 700 001

Dear Sir,

Sub: Scheme of Arrangement for Demerger under Section 391 to 394 of the Companies Act, 1956

We have pleasure in informing you that the Hon'ble High Court of Judicature at Bombay vide its Order dated December 9, 2005 has sanctioned the Scheme of Arrangement between the Company and Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited (collectively "the Resulting Companies") and their respective shareholders and creditors, for demerger of the Coal Based Energy Undertaking, the Gas Based Energy Undertaking, the Financial Services Undertaking and the Telecommunications Undertaking of the Company into each of the Resulting Companies, respectively.

The certified copy of the Order of the Hon'ble High Court of Judicature at Bombay has been filed with the Registrar of Companies today and hence the Scheme has become effective from December 21, 2005.

A certified true copy of the said Order, along with a copy of Form No.21 filed with the Registrar of Companies, is enclosed for your information and record.

Yours faithfully,
For Reliance Industries Limited,

S. Sudhakar
Authorised Signatory

Enc: a/a.

FORM NO.21

Registration No. : 19786

Nominal Capital Rs.: 3000 Crore

THE COMPANIES ACT, 1956

Notice of the Court's / Company Law Board's Order
[Pursuant to section 394(3)]

1.	Name of the Company	:	Reliance Industries Limited
2.	Name of the Court/ Company Law Board with location	:	High Court of Judicature at Bombay
3.	Date of passing the order	:	Order sanctioning the Scheme of Arrangement for Demerger passed on 9th December 2005
4.	Section of the Companies Act under which order passed	:	Section 394 of Companies Act, 1956 An authenticated copy of the Order is attached.

Signature

Name (In Block Capitals) **NIKHIL R. MESWANI**

Designation Executive Director

Dated, this 21st day of December, 2005

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES
ROC(MAHARASHTRA,MUMBAI)21/12/2005(L. Kumbhar
421407 11-019786

REC. NO.: **REG. NO.:**
RELIANCE INDUSTRIES LIMITED

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT	AMOUNT RS.
FORM 21	CASH	09/12/2005 N	500

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO.731 OF 2005
CONNECTED WITH
COMPANY APPLICATION NO.563 OF 2005

In the matter of the Companies Act, 1956;

AND

In the matter of Petition under Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumba 400 021;

AND

In the matter of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy

TRUE — COPY
M. D. NARVEKAR
COMPANY REGISTRAR
HIGH COURT (O.S.)
BOMBAY

Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective shareholders and creditors.

Reliance Industries Limited)
a Company incorporated under the)
Companies Act, 1956 and having)
its registered office at 3rd Floor)
Maker Chamber IV, 222, Nariman)
Point, Mumbai 400 021.) .. PETITIONER

Mr.I.M.Chagla, Senior Counsel, with Dr.Virendra Tulzapurkar, Senior Counsel, Mr.Virag Tulzapurkar and Mr.Arif Doctor i/b.Amarchand & Mangaldas & Suresh A. Shroff & Co. for the Petitioner.

Mr.C.J.Joy with Mr.R.C.Master and Mr.M.M.Goswami i/b.Dr.T.C.Kaushik for the Regional Director.

Mr.Jal S. Unwalla with Mr.Shailesh More for the Intervenor.

Mr.Ghanshyam R.Mehta with Mr.Bavesh R.Mehta, Objectors, present in person.

CORAM : SMT. NISHITA MHATRE, J.

DATED: 9TH DECEMBER 2005

P.C.:

. This Company Petition has been filed for sanction of the Scheme of Arrangement between Reliance Industries Limited - the Petitioner

Company and four other Companies, namely (i) Reliance Energy Ventures Limited, (ii) Global Fuel Management Services Limited, (iii) Reliance Capital Ventures Limited and (iv) Reliance Communication Ventures Limited.

2. The Petitioner Company is engaged in various businesses including (i) petrochemicals; (ii) refining; (iii) oil and gas; (iv) textiles; (v) coal based power generation; (vi) gas based power generation; (vii) financial services business including insurance business and (viii) telecommunications. The Petitioner Company has proposed a Scheme of Arrangement whereby the share capital and the assets of the Company relatable to the Divisions dealing with (i) Coal based power generation i.e. Coal Based Energy Undertaking; (ii) Gas based power generation i.e. Gas Based Energy Undertaking; (iii) Financial services including Insurance i.e. Financial Services Undertaking and (iv) Wireless & Wireline Telecommunication Services i.e. Telecommunication Undertaking will be diverted to the aforesaid four Companies which are the resulting Companies. These Companies are presently wholly owned subsidiaries of the Petitioner Company. The Petitioner Company has proposed a Scheme of Arrangement whereby each resulting Company would issue shares after which

the resulting Companies will cease to be subsidiaries of the Petitioner Company. The Petitioner Company has proposed the demerger of its Coal Based Energy Undertaking, Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking under the Scheme of Arrangement to be effected under Sections 391 to 394 of the Companies Act, 1956. According to the Petitioner Company, the demerger complies with the provisions of Section 2(19AA) of the Income Tax Act, 1961. The salient features of the Scheme are as follows :

(i) All the properties of the Demerged Undertakings transferred by the Petitioner Company immediately before the demerger become the properties of the respective Resulting Companies by virtue of the demerger;

(ii) All the liabilities relatable to the Demerged Undertakings being transferred by the Petitioner Company, immediately before the demerger become the liabilities of the respective Resulting Companies by virtue of the demerger;

(iii) The properties and the liabilities, if any, relatable to the Demerged Undertakings being transferred by the Petitioner Company are transferred to the respective Resulting Companies at the values appearing in the books of account of the Petitioner Company immediately before the demerger;

(iv) Each of the Resulting Companies issues shares to the shareholders of the Petitioner Company (except certain Specified Shareholders) in consideration of the demerger on a proportionate basis;

(v) All shareholders of the Petitioner Company (except certain Specified Shareholders)

shall become the shareholders of each of the Resulting Companies by virtue of the demerger; and

(vi) The transfer of the Demerged Undertakings will be on a going concern basis.

3. By an Order of 16th September 2005 passed in Company Application No.563 of 2005, requisite directions were issued by this Court to convene separate meetings of its equity shareholders (except certain specified shareholders), secured creditors (including debenture holders) and unsecured creditors. These meetings were to be convened under the Chairmanship of an independent person. Separate meetings of the equity shareholders, secured creditors and unsecured creditors were accordingly held on 21st October 2005. The Chairman's Reports of the meetings are annexed to the Petition. The Resolution accepting the Scheme of Arrangement between the Petitioner Company and its four wholly owned subsidiary i.e. the aforesaid Undertakings into four separate Companies was approved by equity shareholders constituting 99.81% of the members present and voting. These members who voted in favour of the Scheme hold 99.9998% of the shareholding. The Scheme was, therefore, approved with an overwhelming majority by the equity shareholders. Fifteen members holding 1657 shares i.e. .0002% have voted against the Scheme. 587 votes

representing 2118 equity shares were declared invalid. Similarly, an overwhelmingly large majority of secured creditors and unsecured creditors accepted the Scheme at their respective meetings held on 21st October 2005. The Chairman's Reports indicate that Objectors to the Scheme were given an opportunity to express their views at the meetings.

4. After filing the present Petition, notice of hearing of the Petition under Section 394A of the Companies Act, 1956 was advertised in two local newspapers. Objections have been received from Bharat Gunvantrai Mankad and Kalpesh Bharatkumar Mankad (hereinafter for the sake of brevity referred to as "the Mankads") who have raised objections at the meeting convened for shareholders. Objections have also been filed by Ghanshyam R. Mehta and Bhavesh R. Mehta (hereinafter for the sake of brevity referred to as "the Mehtas") to the Scheme of Arrangement.

5. The Mehtas have claimed that their interests would be vitally affected in the Suit filed by them against Reliance Telecom Ltd. for the recovery of Rs.50,00,00,000/- (Rupees Fifty Crores) before the Court of Civil Judge, Senior Division, Rajkot being Special Civil Suit No.34 of 2001. They are not the

shareholders of Reliance Industries Limited-the Petitioner Company nor are they creditors of Reliance Industries Limited. Reliance Telecom Limited is an independent Company and not a subsidiary of the Petitioner Company. In my view, the objections raised by the Mehtas need not be considered at all since they are neither shareholders nor creditors of the Petitioner Company.

Many objections have been raised by the Jhankads in their joint affidavit in reply to the Petition. However, when the Petition was heard, Mr.Unwalla appearing for them confined the objections to the following :

(i) Discrepancy in the Scheme of Arrangement circulated to the members and the one annexed to the present Petition.

(ii) Non-disclosure of material particulars regarding the assets of the Petitioner Company and disclosures which are made in the Scheme are vague.

(iii) The latest financial position has not been disclosed to the Court which is a requirement of law.

7. The Apex Court in the case of *Miheer H. Mafatlal vs. Mafatlal Industries Ltd.*, **AIR 1997 SC 506**, dealt with the fairness of a Scheme of Amalgamation passed by a majority of the shareholders. One of the shareholders who was also a Director of the transferor Company had raised several objections to the Scheme. While considering the provisions of Sections, 391, 392 and 393, the Apex Court observed thus in paragraphs 28 and 28A :

> "..... On a conjoint reading of the relevant provisions of Sections 391 and 393 it becomes at once clear that the Company Court which is called upon to sanction such a scheme has not merely to go by the *ipse dixit* of the majority of the shareholders or creditors or their respective classes who might have voted in favour of the scheme by requisite majority but the Court has to consider the pros and cons of the scheme with a view to finding out whether the scheme is fair, just and reasonable and is not contrary to any provisions of law and it does not violate any public policy. This is implicit in the very concept of compromise or arrangement which is required to receive the imprimatur of a Court of law. No Court of law would ever countenance any scheme of compromise or arrangement arrived at between the parties and which might be supported by the requisite majority if the Court finds that it is an unconscionable or an illegal scheme or is otherwise unfair or unjust to the class of shareholders or creditors for whom it is meant. Consequently it cannot be said that a Company Court before whom an application is moved for sanctioning such a scheme which might have got the requisite majority support of the creditors or members or any class of them for whom the scheme is mooted by the concerned company, has to act merely as a

rubber stamp and must almost automatically put its seal of approval on such a scheme. It is trite to say that once the scheme gets sanctioned by the Court it would bind even the dissenting minority shareholders or creditors. Therefore, the fairness of the scheme qua them also has to be kept in view by the Company Court while putting its seal of approval on the concerned scheme placed for its sanction. It is, of course, true that so far as the Company Court is concerned as per the statutory provisions of Sections 391 and 393 of the Act the question of voidability of the scheme will have to be judged subject to the rider that a scheme sanctioned by majority will remain binding to a dissenting minority of creditors or members, as the case may be, even though they have not consented to such a scheme and to that extent absence of their consent will have no effect on the scheme. It can be postulated that even in case of such a Scheme of Compromise and Arrangement put up for sanction of a Company Court it will have to be seen whether the proposed scheme is lawful and just and fair to the whole class of creditors or members including the dissenting minority to whom it is offered for approval and which has been approved by such class of persons with requisite majority vote."

"28-A. However further question remains whether the Court has jurisdiction like an appellate authority to minutely scrutinise the scheme and to arrive at an independent conclusion whether the scheme should be permitted to go through or not when the majority of the creditors or members or their respective classes have approved the scheme as required by Section 391 sub-section (2). On this aspect the nature of compromise or arrangement between the company and the creditors and members has to be kept in view. It is the commercial wisdom of the parties to the scheme who have taken an informed decision about the usefulness and propriety of the scheme by supporting it by the requisite majority vote that has to be kept in view by the Court. The Court certainly would not act as a Court of appeal and sit in judgment over the informed view of the concerned parties to the compromise as the same would be in the realm of corporate and commercial wisdom of the concerned parties. The Court has neither the expertise nor the

jurisdiction to delve deep into the commercial wisdom exercised by the creditors and members of the company who have ratified the Scheme by the requisite majority. Consequently the Company Court's jurisdiction to that extent is peripheral and supervisory and not appellate. The Court acts like an umpire in a game of cricket who has to see that both the teams play their game according to the rules and do not overstep the limits. But subject to that how best the game is to be played is left to the players and not to the umpire. The supervisor jurisdiction of the Company Court can also be culled out from the provisions of Section 392 of the Act which reads as under :

"392 (1) Where a High Court makes an order under section 391 sanctioning a compromise or an arrangement in respect of a company it--

(a) shall have power to supervise the carrying out of the compromise or arrangement; and

(b) may, at the time of making such order or at any time thereafter, give such directions in regard to any matter or make such modifications in the compromise or arrangement as it may consider necessary for the proper working of the compromise or arrangement.

(2) If the Court aforesaid is satisfied that a compromise or arrangement sanctioned under section 391 cannot be worked satisfactorily with or without modifications, it may, either on its own motion or on the application of any person interested in the affairs of the company, make an order winding up the company, and such an order shall be deemed to be an order made under section 433 of this Act.

(3) The provisions of this section shall, so far as may be, also apply to a company in respect of which an order has been made before the commencement of this Act under section 153 of the Indian Companies Act, 1913 (7 of 1913), sanctioning a compromise or an arrangement".

Of course this Section deals with post-sanction supervision. But the said provision itself clearly earmarks the field

in which the sanction of the Court operates. It is obvious that the supervisor cannot ever be treated as the author or a policy maker. Consequently the propriety and the merits of the compromise or arrangement have to be judged by the parties who as *sui juris* with their open eyes and fully informed about the pros and cons of the Scheme arrive at their own reasoned judgment and agree to be bound by such compromise or arrangement. The Court cannot, therefore, undertake the exercise of scrutinising the scheme placed for its sanction with a view to finding out whether a better scheme could have been adopted by the parties. This exercise remains only for the parties and is in the realm of commercial democracy permeating the activities of the concerned creditors and members of the company who in their best commercial and economic interest by majority agree to give green signal to such a compromise or arrangement. The aforesaid statutory scheme which is clearly discernible from the relevant provisions of the Act, as seen above, has been subjected to a series of decisions of different High Courts and this Court as well as by the Courts in England which had also occasion to consider schemes under *pari materia* English Company Law."

8. The Apex Court has then succintly outlined the broad framework within which the Company Court should function while sanctioning a Scheme under the aforesaid Sections. These are as follows :

(1) The sanctioning Court has to see to it that all the requisite statutory procedure for supporting such a scheme has been complied with and that the requisite meetings as contemplated by Section 391(1) have been held.

(2) That the scheme put up for sanction of the Court is backed up by the requisite majority vote as required by Section 391, sub-section (2).

(3) That the concerned meetings of the creditors or members or any class of them had the relevant material to enable the voters to arrive at an informed decision

for approving the scheme in question. That the majority decision of the concerned class of voters is just and fair to the class as a whole so as to legitimately bind even the dissenting members of that class.

(4) That all necessary material indicated by Section 393(1)(a) is placed before the voters at the concerned meetings as contemplated by Section 391, sub-section (1).

(5) That all the requisite material contemplated by the proviso to sub-section (2) of Section 391 of the Act is placed before the Court by the concerned applicant seeking sanction for such a scheme and the Court gets satisfied about the same.

(6) That the proposed scheme of compromise and arrangement is not found to be violative of any provision of law and is not contrary to public policy. For ascertaining the real purpose underlying the Scheme with a view to be satisfied on this aspect, the Court, if necessary, can pierce the veil of apparent corporate purpose underlying the scheme and can judiciously X-ray the same.

(7) That the Company Court has also to satisfy itself that members or class of members or creditors or class of creditors, as the case may be, were acting bona fide and in good faith and were not coercing the minority in order to promote any interest adverse to that of the latter comprising of the same class whom they purported to represent.

(8) That the scheme as a whole is also found to be just, fair and reasonable from the point of view of prudent men of business taking a commercial decision beneficial to the class represented by them for whom the scheme is meant.

(9) Once the aforesaid broad parameters about the requirement of a scheme for getting sanction of the Court are found to have been met, the Court will have no further jurisdiction to sit in appeal over the commercial wisdom of the majority of the class of persons who with their open eyes

> have given their approval to the scheme even if in the view of the Court there would be a better scheme for the company and its members or creditors for whom the scheme is framed. The Court cannot refuse to sanction such a scheme on that ground as it would otherwise amount to the Court exercising appellate jurisdiction over the scheme rather than its supervisory jurisdiction.

However, the Court has cautioned that the aforesaid parameters are not exhaustive but broadly illustrative of the contours of the Company Court's jurisdiction.

9. A perusal of this judgment indicates that the role of a Company Court in sanctioning a Scheme of Arrangement is only supervisory. The Company Court does not exercise an appellate jurisdiction in such matters.. Therefore, while considering the objections raised to the Scheme, it would be appropriate to bear in mind the contours or parameters set by the Apex Court in the case of *Mafatlal* (supra).

10. As regards the first objection in respect of the discrepancy between the Scheme annexed to the Petition and the Scheme furnished to the shareholders, the learned Counsel for the Petitioner Company admits that there are certain

omissions in the Scheme annexed to the Petition. However, he prays that the Petitioner Company be permitted to amend the Petition in order to insert the missing statements. He further submits that the omissions in the Scheme annexed to the Petition are not fatal to the Petition.

It is obvious that certain statements made in the Schedules to the Scheme have been omitted in the Scheme of Arrangement annexed at Exhibit "K" to the Petition. For instance Part "A" of Schedule I of the Scheme issued to the shareholders, contains a statement "And such other properties as may be agreed between the Demarged Company and the Coal Based Energy Resulting Company". This statement does not find place in Schedule I to the Scheme found at Exhibit "K" to the Petition. Similarly, in Schedule II, there is an omission to complete the statement "Other Fixed Assets of the Gas Based Energy Undertaking" in Exhibit "K". Further discrepancies have arisen in Schedule III and Schedule IV. These omissions in my opinion are not fatal to the Petition. The Scheme which was circulated to the shareholders and other groups did contain these statements. They have voted on the Scheme as circulated. Apart from this, the Petitioner Company has tendered draft amendments

which are allowed on 8th December 2005 and accordingly amendments have been carried out.

12. The learned Counsel for the Objectors Mr.Unwalla then submitted that there is non-disclosure of material facts relating to the assets, loans and advances. According to him, such facts which are disclosed, are vague. The learned Counsel fairly accepts the book value of the assets mentioned in each of the Schedules. However, he submits that it was necessary for the Petitioner Company to indicate the methodology adopted by it to arrive at these figures. He has also stated that although certain assets of the new Companies have been mentioned in the Schedules, there is a vague statement made that other properties or assets agreed to between the demerged Company i.e. the Petitioner Company and the resulting Companies would form assets of the resulting Companies. A statement is made by Mr.Chagla, learned Counsel for the Petitioner Company, on instructions, that there has been no transfer of assets after the appointed date i.e. 1st September 2005. All assets have been transferred before that date as stated in the Schedule. There has been no addition in the assets which are transferred after 1st September 2005, according to the learned Counsel. He urges that

there is sufficient disclosure of the assets as well as liabilities. In my view, the objection is untenable as all the material facts have been disclosed. Apart from this, there is no prejudice which would be caused to the Objectors. The contention that the Petitioner Company and the resulting Companies would be able to swap assets in future to the prejudice of the shareholders also is unsustainable. Once the Scheme is sanctioned by the Court, it would not be possible to transfer the assets and liabilities except by following due process of law. All transfers which have taken place prior to the appointed date have been reflected in the Schedules.

13. The third contention raised by the Objectors is that the latest financial position has not been disclosed since the unaudited segment information to the quarter/half year ended 30th September 2005 has not been disclosed in the Petition. The learned Counsel for the Petitioner Company submits that the requirement of law is that the unaudited accounts are to be simultaneously submitted to Securities Exchange Board of India (SEBI), the Stock Exchange and released to the newspaper publications. The Petition was filed on 24th October 2005, whereas the unaudited accounts were

published on 27th October 2005 and, therefore, it was not possible to include the unaudited accounts for the quarter year ended 30th September 2005 in the Petition. In my view, the objection raised is unsustainable. The proviso to Section 391(2) of the Companies Act, 1956 does stipulate that the latest financial position is to be disclosed to the Court while proposing a Scheme of Arrangement. However, at the same time it is necessary for the Company to observe the rigours of other provisions of law, which necessitate the submission of the unaudited accounts simultaneously to the different authorities including SEBI and the Stock Exchange while publishing the information at the same time in the newspapers. This was done on 27th October 2005. Since there is an embargo on the prior disclosure of unaudited accounts, it is obvious that the Company Petition filed on 24th October 2005 could not contain such information. Therefore, the submission of the learned Counsel for the Objectors on this count is unsustainable.

14. Several other objections have been raised by the Mankads in their affidavit filed on 28th November 2005; one of the main objections being that the Scheme was a family arrangement arrived at, to the prejudice of the shareholders. However,

it is unnecessary for me to deal with those objections as the Objectors confined themselves to the aforesaid three-fold contentions.

15. Having considered the Scheme, as rightly pointed out by Mr.Dwarkadas, learned Counsel for the transferee Company i.e. Global Fuel Management Services Limited, which is the resulting Company in respect of the Gas Based Energy Undertaking of the Petitioner Company, the shareholders would not only hold shares in the parent Company i.e. the Petitioner Company but also in each of the resulting Companies in the ratio of 1:1. The Scheme of Arrangement is fair and gives an opportunity to the shareholders to decide whether they wish to continue to be shareholders of one or more of the resulting Companies or of the parent Company alone.

16. In my view, keeping in mind the contours of the jurisdiction available to the Company Court while deciding a Petition under Section 391, the Scheme of Arrangement would have to be sanctioned. The objections raised are untenable. 99.81% of the shareholders have in their commercial wisdom accepted the Scheme. It is not for the Company

Court to decide whether a better Scheme could have been proposed by the Company. The Objectors have been unable to indicate as to how the Scheme is unfair or how they would be prejudiced by the Scheme of Arrangement. In my view, as a whole, the Scheme of Arrangement is fair and reasonable from the point of view of the commercial decision taken by an overwhelming majority of the shareholders. The Scheme cannot be said to be against public policy. In fact, the Mankads are not really objecting to the Scheme but are insisting that there should be a further and better disclosure of the material particulars. In my view, all the necessary particulars have been disclosed by the Petitioner Company in the Scheme of Arrangement and, therefore, the objections are without merit and are rejected.

17. The representative for the Regional Director of Companies states that the Petitioner Company and the resulting Companies would have to comply with certain provisions of law which the Petitioner Company has undertaken to do. The Regional Director has no objection to the Scheme of Arrangement being sanctioned.

18. Hence, the Company Petition is made absolute in terms of prayer clauses (a) to (h) subject to payment of costs to Regional Director of Rs.2,500/- (Rupees Two Thousand Five Hundred only).

19. All concerned parties including the concerned Registrar of Companies to act on the ordinary copy of the Order and Scheme annexed to the Petition, authenticated by the Company Registrar, High Court, Bombay.

20. Filing of drawn up order is dispensed with.

21. Mr.More for the Objectors-Mankads seeks a stay of this order for six weeks. Mr.Chagla, learned Counsel appearing for the Petitioner Company, opposes.

22. In my view, there is no need to grant stay since the Objectors had candidly accepted the Scheme of Arrangement. Stay refused.

TRUE - COPY

19/12/05

M. D. NARVEKAR
COMPANY REGISTRAR
HIGH COURT (O.S.)
BOMBAY

SCHEME OF ARRANGEMENT

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

BETWEEN

Reliance Industries Limited	...	Demerged Company (Transferor Company)

AND

Reliance Energy Ventures Limited	...	Coal Based Energy Resulting Company (1st Transferee Company)

AND

Global Fuel Management Services Limited	...	Gas Based Energy Resulting Company (2nd Transferee Company)

AND

Reliance Capital Ventures Limited	...	Financial Services Resulting Company (3rd Transferee Company)

AND

Reliance Communication Ventures Limited	...	Telecommunication Resulting Company (4th Transferee Company)

AND

their respective shareholders and creditors

PREAMBLE

A. Description of Companies:

(a) The Reliance group, which comprises the Demerged Company (Transferor Company), viz. Reliance Industries Limited ("RIL") its subsidiaries and other affiliate companies is one of the largest business groups in India, and RIL, the flagship company of the group, is one of India's largest private sector industrial enterprises. Over the years, RIL embarked on a process of

vertical integration and at the same time ventured into new areas of business.

(b) RIL was originally engaged in trading of yarn and subsequently, expanded into manufacturing and trading of textiles at its unit at Naroda, District Ahmedabad in the State of Gujarat. RIL ranks amongst the world's top 10 producers for almost all its major products. RIL's strategy has been to build leading market shares in the domestic market, pursue selective export opportunities, implement vertical integration, access leading technologies, achieve economies of scale, focus on financial management and invest in infrastructure projects. RIL has undertaken expansion, diversification and restructuring of its business by various routes including promoting new companies, investing in equity of companies, supplying equipment and manpower and acquiring rights and assuming liabilities in new ventures in order to ensure greater shareholder value.

(c) To achieve its aforesaid objectives of vertical integration, expansion and diversification, RIL set up plants at Patalganga for manufacture of polyester, fibre intermediates, and petrochemicals, followed by plants at Hazira for manufacture of petrochemicals through Reliance Petrochemicals Limited (**"RPCL"**) and for manufacture of polymers through Reliance Polyethylene Limited (**"RPEL"**) and Reliance Polypropylene Limited (**"RPPL"**). RIL also set up one of the largest greenfield refineries at Jamnagar in the State of Gujarat through Reliance Petroleum Limited (**"RPL"**) for manufacture of petroleum products. With a view to enhance shareholder value RPCL, RPPL, RPEL and RPL were amalgamated with RIL in stages to make RIL a vibrant and economically strong corporate entity.

(d) The growth of RIL enabled RIL to consider further backward integration and RIL successfully bid for offshore oil and gas fields and is engaged in oil and gas exploration and production at its oil and gas fields. RIL has been successful in locating gas fields capable of commercial exploration and is in the process of developing the same with a view to commencing the production and sale of gas.

(e) RIL's operations capture value addition at every stage, from the production of crude oil and gas to polyester, polymers and chemical products, and

finally to the production of textiles. RIL consolidated its strengths in the petrochemicals business by acquiring, through Reliance Petroinvestments Limited, from Government of India, a substantial stake in Indian Petrochemicals Corporation Limited ("**IPCL**").

(f) In order to maximize shareholder value, RIL decided to expand into financial services business and into the business of telecommunications as also to participate in the ongoing process of consolidation in the energy sector in the country, as follows:

(i) RIL's business vision clearly included its foray into the power sector, which is an important constituent of the energy sector and has tremendous synergy with the hydrocarbon sector in which RIL is one of the leading players. RIL acquired considerable experience in the energy sector by setting up captive power projects for all its manufacturing and production plants. RIL commenced its external foray in the power sector by planning to set up power plants in Jamnagar, Gujarat (Reliance Power), Orissa (Hirma Power) and Tamil Nadu (Jayamkondam Power). RIL appointed a dedicated team of executives drawn in house and from the power industry for undertaking the work of development of these projects. In pursuance of its foray in the power sector, RIL decided to make a strategic investment in Reliance Energy Limited ("**REL**") (formerly BSES Limited), which is engaged in the generation of coal based power at Dahanu, Maharashtra and also in the business of transmission and distribution of power to consumers in Mumbai, Delhi, Orissa, Goa, etc. In view of the established power generation capacity and network of transmissions and distribution lines of REL, RIL decided that the investment in REL would be more prudent in a business sense, than the setting up of a greenfield project by itself, and accordingly, RIL acquired an equity shareholding and management control of REL. The strategic investment in the equity shares of REL was made by RIL directly as well as through its wholly owned subsidiary, Reliance Power Ventures Limited ("**RPVL**"). RIL made two open offers to acquire further shares of REL under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The first open offer was made in May, 2000 and the second open offer was made in December, 2002. RIL ultimately acquired management control of REL after the

second open offer was concluded in March, 2003. RIL is the single largest shareholder of REL. After acquiring the business of REL, RIL consolidated its power business in REL by bringing its future power projects under REL's fold and also assigning its dedicated team of executives working on power projects to REL. RIL has powers to nominate or appoint majority directors on the Board of REL as per Articles of Association of REL. The management and employees of RIL have been actively involved in overseeing and monitoring the various aspects of the business of REL. The name of the company (viz. REL) which was undertaking the energy business was altered from BSES Limited to Reliance Energy Limited i.e. REL and the "Reliance" name and logo as well as the brand equity of "Reliance" has been used to support and promote the said power business. The abovementioned businesses as an integrated whole (other than captive power projects for RIL's manufacturing plants), constitute the Coal Based Energy Undertaking of RIL.

(ii) RIL's foray into the power business got a great boost with the discovery of gas in its exploration blocks on the eastern coast of India. This facilitated RIL to expand its activities in the gas based energy business where gas could be used as a primary fuel. This allows integration of the gas to power value chain and enables exploiting of the synergies therein. Consequently, REL has announced setting up of gas based power generation projects in India. RIL proposes to use part of its gas discoveries for the generation of power for which purpose an appropriate gas supply arrangement will be entered into between RIL and Global Fuel Management Services Limited, pursuant to which gas will be supplied to REL for their power projects, including Reliance Patalganga Power Limited, for the generation of power. The above mentioned business of supply of gas to REL for their power projects including Reliance Patalganga Power Limited, for generation of power as an integrated whole, constitute the Gas Based Energy Undertaking of RIL.

(iii) RIL made its foray into the financial services business by promoting and setting up a new company, namely, Reliance Capital Limited (formerly known as Reliance Capital and Finance Trust Limited) (hereinafter referred to as "**RCL**") to carry on business activities in traditional finance areas of leasing, merchant banking, etc. RIL expanded its financial business into stock broking and trading by

causing RCL to set up a subsidiary (known as Reliance Share and Stock Brokers Private Limited) to carry on the business of stock broking and trading in 1994. During the financial year 1995-96, RIL made a foray into the mutual fund business through RCL by sponsoring a mutual fund (viz. Reliance Mutual Fund) and by setting up an asset management company and trustee company for the purposes of carrying on mutual fund activities. As a part of its foray in the financial services business, RIL set up Reliance Life Insurance Company Limited ("**Reliance Life**") and Reliance General Insurance Company Limited ("**Reliance General**") for undertaking life and general insurance business respectively. At the time of promotion, RIL had provided various assurances and undertakings to concerned authorities based on which licenses have been issued. Subsequently, RIL transferred its shareholding to the extent of 75% in these companies to RCL. While the business of Reliance General has made significant progress, the business in Reliance Life has yet to start. The "Reliance" name and logo as well as the brand equity of "Reliance" were used to establish and promote various financial products launched as part of the mutual fund business and the general insurance business. Further, RIL provided the necessary infrastructure, support, expertise and experience available with it to ensure that the financial services business progressed smoothly in the nascent stage. RIL provided the initial funds required for setting up the aforesaid financial services business and the management of RIL was actively involved in the process of setting up as well as overseeing and monitoring the various aspects of its financial services business. The respective businesses were promoted in separate companies from the point of view of providing better visibility and maximizing shareholder value as well as to provide autonomy in the day-to-day functioning of the businesses. The abovementioned businesses as an integrated whole, constitute the Financial Services Undertaking of RIL.

(iv) RIL also ventured into the business of providing telecommunication services, once the Indian telecommunication sector was opened up by the Government to private sector participation. The business of telecommunication services provided an excellent business opportunity to RIL in view of the tremendous potential for growth of

the business both domestically as well as in overseas markets. RIL promoted Reliance Telecom Limited ("**RTL**") for providing cellular mobile telephone services using the GSM technology in East and North-East India and basic telephone services in the State of Gujarat. RIL subsequently promoted Reliance Communications Infrastructure Limited ("**RCIL**") for setting up the backbone infrastructure required for its telecom operations and simultaneously also promoted and set up Reliance Infocomm Limited ("**RIC**") for providing wireless services based on CDMA technology, wireline telecommunication services and broadband services in various parts of India. The "Reliance" name and logo as well as the brand equity of "Reliance" were used to establish and promote various telecom services launched by RTL, RCIL and RIC. Further, RIL provided the necessary manpower, infrastructure support, expertise and experience by assigning teams of employees to oversee the launch of its telecom services by RTL, RCIL and RIC and ensure that its telecom business progressed smoothly in the nascent stage. The support of RIL's countrywide dealer network was solicited to effectively market the telecom services. All these projects were supported by RIL initially by providing guarantees to DoT for obtaining licenses to provide such telecom services. The management of RIL was actively involved in the process of setting up as well as overseeing and monitoring the various aspects of the telecom services business. The various telecom services were promoted in separate companies from the point of view of meeting regulatory requirements, providing better visibility and maximizing shareholder value as well as to provide autonomy in the day-to-day functioning of the businesses. Apart from the above, RIL also provided several of its assets to the telecom business. In January 2004, in order to further strengthen its international telecommunication business, RIC acquired Bermuda based FLAG Telecom Group Limited which owns submarine cable systems in international waters. The abovementioned businesses carried on by RIL through RTL, RCIL and RIC, as an integrated whole, constitute the Telecommunication Undertaking of RIL.

(g) Based on the aforesaid, RIL's several businesses carried on by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies can broadly be segregated into the

following areas: (i) petrochemicals; (ii) refining; (iii) oil and gas; (iv) textiles; (v) coal based power generation; (vi) gas based power generation (vii) financial services business including insurance business; and (viii) telecommunications.

B. **Rationale for the Scheme of Arrangement:**

(a) Each of the several businesses carried on by RIL by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies including Coal Based Energy Undertaking, Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking have significant potential for growth. The nature of risk and competition involved in each of these businesses is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. There are also differences in the manner in which each of these businesses are required to be managed. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, RIL proposes to re-organize and segregate, by way of a demerger, its business and undertakings engaged in:

(i) Coal based power generation, distribution and transmission – Coal Based Energy Undertaking.

(ii) Gas based power generation, distribution and transmission – Gas Based Energy Undertaking

(iii) Financial services including insurance – Financial Services Undertaking.

(iv) Wireless & Wireline telecommunication services – Telecommunication Undertaking.

(b) Each of these businesses have tremendous growth and profitability potential and are at a stage where they require focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of businesses, RIL also intends to re-organise the management of various businesses and undertakings to provide focused management attention and leadership required by the businesses which are to be segregated and demerged. In particular, Shri Anil D. Ambani, the erstwhile Vice Chairman

& Managing Director of RIL would take responsibility for providing such focused management attention and leadership to the segregated and demerged businesses whereas Shri Mukesh D. Ambani, Chairman & Managing Director of RIL would continue to lead the businesses retained by RIL including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

(c) It is believed that the proposed segregation will create enhanced value for shareholders and allow a focused strategy in operations, which would be in the best interest of RIL, its shareholders, creditors and all persons connected with RIL. The demerger proposed by this Scheme of Arrangement will enable investors to separately hold investments in businesses with different investment characteristics thereby enabling them to select investments which best suit their investment strategies and risk profiles.

(d) The demerger will also provide scope for independent collaboration and expansion without committing the existing organization in its entirety.

(e) With the aforesaid objective, it is proposed to demerge RIL's undertakings comprising RIL's interests and strategic investments in (i) coal based power business; (ii) gas based power business; (iii) financial services business including insurance, and (iv) telecommunications business from RIL's interests in the multi-location, vertically integrated, businesses in petrochemicals, refining, oil and gas and textiles and other businesses.

(f) The Board of Directors of the Demerged Company are of the opinion that the demerger would benefit the shareholders, employees and other stakeholders of the Demerged Company.

C. <u>Purpose of the Scheme:</u>

(a) It is therefore proposed that each of RIL's undertakings comprising RIL's interests and strategic investments in (i) coal based power business; (ii) gas based power business; (iii) financial services business; and (iv) telecommunication business be segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 and transferred to separate companies for achieving independent focus in these areas. RIL will continue its interests in the businesses of

petrochemicals, refining, oil and gas exploration & production and textiles and develop new areas in the economic development of the country.

(b) With the aforesaid objective, each of the Resulting Companies is intended to give effect to the terms of this Scheme of Arrangement.

The Coal Based Energy Resulting Company (1st Transferee Company) has been incorporated with one of its main objects as:

"To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel or any other form, kind or description";

the Gas Based Energy Resulting Company (2nd Transferee Company) has been incorporated with one if its main objects as:

"To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel, natural gas or any other form, kind or description";

the Financial Services Resulting Company (3rd Transferee Company) has been incorporated with one of its main objects as:

"To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad and subject to such permissions and licenses as may be necessary, carry on, manage, supervise and control business of insurance (including general

insurance and life insurance). The Company will not carry on any activity as per Section 45 IA of RBI Act 1934";

and the Telecommunication Resulting Company (4th Transferee Company) has been incorporated with one of its main objects as:

"To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication".

(c) In furtherance of the aforesaid, this Scheme of Arrangement provides for:

(i) the demerger of the Coal Based Energy Undertaking (as defined hereinafter) from RIL to the Coal Based Energy Resulting Company;

(ii) the demerger of the Gas Based Energy Undertaking (as defined hereinafter) from RIL to the Gas Based Energy Resulting Company;

(iii) the demerger of the Financial Services Undertaking (as defined hereinafter) from RIL to the Financial Services Resulting Company;

(iv) the demerger of the Telecommunication Undertaking (as defined hereinafter) from RIL to the Telecommunication Resulting Company;

(v) various other matters consequential or otherwise integrally connected herewith, including the reorganization of the capital of RIL and the Resulting Companies; .

(d) The demerger of the Coal Based Energy Undertaking, Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking of RIL under this Scheme of Arrangement will be effected under the provisions of Sections 391 to 394 of the Companies Act, 1956. The demerger complies with the provisions of Section 2(19AA) of the Income Tax Act, 1961, such that:

(i) All the properties of the Demerged Undertakings (as defined hereinafter) being transferred by RIL immediately before the demerger become the properties of the respective Resulting Companies by virtue of the demerger;

(ii) All the liabilities relatable to the Demerged Undertakings being transferred by RIL, immediately before the demerger become the liabilities of the respective Resulting Companies by virtue of the demerger;

(iii) The properties and the liabilities, if any, relatable to the Demerged Undertakings being transferred by RIL are transferred to the respective Resulting Companies at the values appearing in the books of account of RIL immediately before the demerger;

(iv) Each of the Resulting Companies issues shares to the shareholders of RIL (except certain Specified Shareholders, as defined hereinafter) in consideration of the demerger on a proportionate basis;

(v) All shareholders of RIL (except certain Specified Shareholders, as defined hereinafter) shall become the shareholders of each of the Resulting Companies by virtue of the demerger; and

(vi) The transfer of the Demerged Undertakings will be on a going concern basis.

(e) Both RIL and its wholly owned subsidiary, Reliance Industrial Investments and Holdings Limited ("**RIIHL**") had held shares in the erstwhile RPL. Upon the amalgamation of RPL with RIL, the shares of RIL to be issued against the shares held by RIIHL in RPL were allotted to the Trustees of the Petroleum Trust (a private trust, whose sole beneficiary is RIIHL, which is a wholly owned subsidiary of RIL) and they hold approximately 7.5% of the paid up capital of RIL. Likewise Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, and Reliance Chemicals Private Limited were issued shares of RIL against their shareholding in RPL which

was funded by RIL for the economic benefit of the shareholders of RIL and they hold approximately 4.7% of the paid up capital of RIL. The Trustees of the Petroleum Trust and the aforesaid four companies (viz. Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, and Reliance Chemicals Private Limited) are collectively defined as the "**Specified Shareholders**" in this Scheme. The economic benefits of shares of RIL held by Petroleum Trust and by the aforesaid four companies have been for the benefit of RIL's shareholders. The intent of the said Trustees and the Board of Directors of the said four Companies is to enable RIL's shareholders to directly benefit from the shares of RIL held by the said Specified Shareholders. In furtherance of such intent and in order to ensure that the demerger of the aforesaid four undertakings of RIL is effectively achieved, the Specified Shareholders have communicated to RIL that no shares of the Resulting Companies be issued to them. Consequently, the Scheme of Arrangement provides that the shares of the Resulting Companies would not be issued to the Specified Shareholders. Though no additional shares of the Resulting Companies would be required to be issued to the shareholders of RIL as a result of the decision by the Specified Shareholders not to take up their entitlement, the proportionate value of the Shares of each Resulting Company issued and allotted to each shareholder of RIL (other than the Specified Shareholders) would have an enhanced value.

D. <u>Parts of the Scheme</u>:

This Scheme of Arrangement is divided into the following parts:

(i) **PART I** which deals with the definitions and share capital of the Demerged Company and each of the Resulting Companies;

(ii) **PART II** which deals with the demerger of each of the Demerged Undertakings (as defined hereinafter) to the respective Resulting Companies;

(iii) **PART III** which deals with the Remaining Undertaking (as defined hereinafter) of the Demerged Company;

(iv) **PART IV** which deals with the re-organisation of capital of the Demerged Company and each of the Resulting Companies;

(v) **PART V** which deals with accounting treatment for the demerger in the books of the Demerged Company and each of the Resulting Companies;

(vi) **PART VI** which deals with general terms and conditions applicable to this Scheme of Arrangement.

PART I

DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1. "**Act**" means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. "**Appointed Date**" means 1st September 2005 or such other date as may be approved by the High Court;

1.3. "**Coal Based Energy Resulting Company**" means Reliance Energy Ventures Limited, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.4. "**Coal Based Energy Undertaking**" as described in item (i) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to coal based power comprising all the assets (moveable and immoveable)and liabilities, which relate thereto or are necessary therefor and including specifically the following:

(i) All investments of the Demerged Company in Reliance Energy Limited, Hirma Power Private Limited, Reliance Thermal Energy Private Limited, Jayamkondam Power Private Limited, Reliance Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to coal based power as described in **Part 'A' of Schedule I** hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of, and all loans and borrowings

raised or incurred and utilized for its businesses, activities and operations pertaining to coal based power as described in Part 'B' of **Schedule I** hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to coal based power;

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to coal based power; and

(v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to coal based power.

1.5. "**Court**" or "**High Court**" means the High Court of Judicature at Bombay, and shall include the National Company Law Tribunal, if applicable;

1.6. "**Demerged Undertakings**" means collectively, the Coal Based Energy Undertaking, the Gas Based Energy Undertaking, the Financial Services Undertaking, and the Telecommunication Undertaking and the term "**Demerged Undertaking**" means any of the Demerged Undertakings, as the context may require.

1.7. "**Demerged Company**" or "**RIL**" means Reliance Industries Limited having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.8. "**Effective Date**" means the last of the dates on which the conditions and matters referred to in Clause 23.1 of this Scheme occur or have been fulfilled or waived and the Order of the High Court sanctioning the Scheme of Arrangement is filed with the Registrar of Companies by the Demerged Company and each of the Resulting Companies. References in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" shall mean the Effective Date.

1.9. **"Financial Services Resulting Company"** means Reliance Capital Ventures Limited, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.10. **"Financial Services Undertaking"** as described in item (iii) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to financial services business (including insurance) comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor including specifically the following:

(i) All investments of the Demerged Company in Reliance Capital Limited, Reliance Life Insurance Company Limited and Reliance General Insurance Company Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to financial services business (including insurance) as described in **Part 'A' of Schedule III** hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to financial services business (including insurance) as described in **Part 'B' of Schedule III** hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance);

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance); and

(v) All employees engaged in or relating to the Demerged Company's business, activities, and operations pertaining to financial services business (including insurance).

1.11. **"Gas Based Energy Resulting Company"** means Global Fuel Management Services Limited having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.12. **"Gas Based Energy Undertaking"** as described in item (ii) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to supply of gas for the generation of power by Reliance Patalganga Power Limited and REL for their power projects (hereinafter referred to as **"Gas Based Power"**) and comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor and including specifically the following:

(i) All investments of the Demerged Company in Reliance Patalganga Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to gas based power as described in **Part 'A'** of **Schedule II** hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to Gas Based Power as described in **Part 'B'** of **Schedule II** hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power;

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power; and

(v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power.

1.13. "**GDRs**" means global depository receipts issued by a bank or a depository outside India representing underlying equity shares of an Indian company, pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws;

1.14. "**Governmental Authority**" means any applicable central, state or local government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau, instrumentality, judicial or arbitral body having jurisdiction over the territory of India;

1.15. "**Hirma Power Private Limited**" or "**Hirma**" means Hirma Power Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at 969/2448, Bhimpur, Forest Park, Bhubaneshwar 751 001, a wholly owned subsidiary of RIL;

1.16. "**Jayamkondam Power Private Limited**" or "**Jayamkondam**" means Jayamkondam Power Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at 'Kothari Buildings', No. 115, Mahatma Gandhi Road, Chennai 600 034 Tamilnadu, a wholly owned subsidiary of RIL;

1.17. "**Record Date**" means the date to be fixed by the Board of Directors of the Demerged Company in consultation with the respective Resulting Companies for the purpose of reckoning names of the equity shareholders of the Demerged Company, who shall be entitled to receive shares of each of the Resulting Companies upon coming into effect of this Scheme as specified in Clause 12.1 of this Scheme;

1.18. "**Reliance Aromatics and Petrochemicals Private Limited**" or "**RAPPL**" means Reliance Aromatics and Petrochemicals Private Limited, a company

incorporated under the Companies Act, 1956, having its registered office at Avdesh House, 3rd Floor, Pritam Nagar, Ellisbridge, Ahmedabad 380 006;

1.19. **"Reliance Capital Limited"** or **"RCL"** means Reliance Capital Limited, a company incorporated under the Companies Act, 1956, having its registered office at Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar-361 280, Gujarat;

1.20. **"Reliance Chemicals Private Limited"** or **"RCPL"** means Reliance Chemicals Private Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai 400 021;

1.21. **"Reliance Communications Infrastructure Limited"** or **"RCIL"** means Reliance Communications Infrastructure Limited, a company incorporated under the Companies Act, 1956, having its registered office at EO 1, Reliance Greens, Village Motikhavdi, P.O. Digvijaygram, Dist:Jamnagar – 361140 (Gujarat);

1.22. **"Reliance Energy and Project Development Private Limited"** or **"REPDPL"** means Reliance Energy and Project Development Private Limited, a company incorporated under the Companies Act, 1956, at Avdesh House, 3rd Floor, Pritam Nagar, Ellisbridge, Ahmedabad 380 006;

1.23. **"Reliance Energy Limited"** or **"REL"** means Reliance Energy Limited, a company incorporated under the Indian Companies Act, 1913, having its registered office at Reliance Energy Centre, Santa Cruz East, Mumbai 400 055;

1.24. **"Reliance General Insurance Limited"** or **"RGIL"** means Reliance General Insurance Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.25. **"Reliance Infocomm Limited"** or **"RIC"** means Reliance Infocomm Limited, a company incorporated under the Companies Act, 1956, having its registered office at EO 1, Reliance Greens, Village Motikhavdi, P.O. Digvijaygram, Dist. Jamnagar-361 140, Gujarat;

1.26. **"Reliance Industrial Investments and Holdings Limited"** or **"RIIHL"** means Reliance Industrial Investments and Holdings Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, a wholly owned subsidiary of RIL;

1.27. **"Reliance Life Insurance Company Limited"** or **"RLIL"** means Reliance Life Insurance Company Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.28. **"Reliance Patalganga Power Limited"** or **"RPPL"** means Reliance Patalganga Power Limited, a company incorporated under the Companies Act, 1956 having its registered office at Shree Ram Mills Premises, 2nd Floor, Ganpatrao Kadam Marg, Worli, Mumbai 400 013, a wholly owned subsidiary of RIL;

1.29. **"Reliance Polyolefins Private Limited"** or **"RPOPL"** means Reliance Polyolefins Private Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai 400 021;

1.30. **"Reliance Power Limited"** or **"Reliance Power"** means Reliance Power Limited, a company incorporated under the Companies Act, 1956 having its registered office at Avdesh House, 3rd Floor, Pritam Nagar, Ellisbridge, Ahmedabad 380 006, a wholly owned subsidiary of RIL;

1.31. **"Reliance Telecom Limited"** or **"RTL"** means Reliance Telecom Limited, a company incorporated under the Companies Act, 1956, having its registered office at Main Administrative Building, Block GF-1, Village Meghpur/Padana, Taluka Lalpur, District Jamnagar – 361280, Gujarat;

1.32. **"Reliance Thermal Energy Private Limited"** or **"RTEL"** means Reliance Thermal Energy Private Limited, a company incorporated under the Companies Act, 1956, having its registered office at Avdesh House, 3rd floor, Pritam Nagar, 1st Slope, Ellisbridge, Ahmedabad, Gujarat, a wholly owned subsidiary of RIL;

1.33. "**Remaining Undertaking**" means all the undertakings, businesses, activities and operations of the Demerged Company other than those comprised in the Demerged Undertakings;

1.34. "**Resulting Companies**" means collectively, the Coal Based Energy Resulting Company, the Gas Based Resulting Company, the Financial Services Resulting Company, the Telecommunication Resulting Company and the term "**Resulting Company**" means any of the Resulting Companies, as the context may require;

1.35. "**Schedules**" shall mean the schedules to this Scheme.

1.36. "Scheme" or "**Scheme of Arrangement**" means this composite Scheme of Arrangement including any modification or amendment hereto.

1.37. "**Specified Shareholders**" shall mean collectively **(i)** the Trustees of the Petroleum Trust, a private trust constituted under the Trust Deed dated 2nd May 2002, whose sole beneficiary is RIIHL, **(ii)** Reliance Aromatics and Petrochemicals Private Limited, **(iii)** Reliance Energy and Project Development Private Limited **(iv)** Reliance Chemicals Private Limited and (v) Reliance Polyolefins Private Limited;

1.38. "**Telecommunication Resulting Company**" means Reliance Communication Ventures Limited, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.39. "**Telecommunication Undertaking**" as described in item (iv) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to telecommunications comprising all the assets (moveable and immoveable) and liabilities which relate thereto or are necessary therefor and including specifically:

(i) All investments of the Demerged Company in Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and World Tel Holdings Limited through which the Demerged Company carries on its business, activities and

operations pertaining to telecommunications as described in **Part 'A'** of **Schedule IV** hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to telecommunications as described in **Part 'B'** of **Schedule IV** hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to telecommunications;

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to telecommunications; and

(v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to telecommunications.

1.40. **"World Tel Holdings Limited (Bermuda)"** or **"WTHL"** means World Tel Holdings Limited (Bermuda), a company incorporated under laws prevailing in Bermuda, having its registered office at Cannon's Court, 22, Victoria Street, PO Box HM1179, Hamilton HMEX, Bermuda.

2. **SHARE CAPITAL**

2.1 Demerged Company:

The share capital structure of the Demerged Company as on August 31, 2005 is as under:

	Rupees
Authorised Capital	3000 crores
Comprising of 250 crore equity shares of Rs.10 each aggregating Rs.2500 crores and 50 crore preference shares of Rs.10 each aggregating Rs.500 crores.	

Issued, Subscribed and Paid-up	
Comprising of 139,35,08,041 equity shares of Rs.10 each * Less: Calls in arrears	1393.51 crores 0.35 crores

* Includes 9,23,71,131 equity shares represented by GDRs. and 17,03,77,615 equity shares held by Specified Shareholders.

The equity shares of the Demerged Company are listed on Bombay Stock Exchange Limited, The National Stock Exchange of India Limited and The Calcutta Stock Exchange Association Limited. Application has been made to the Calcutta Stock Exchange Association Limited for delisting of the shares and approval is awaited. The GDRs representing the underlying equity shares of the Demerged Company are listed on Luxembourg Stock Exchange.

2.2 Resulting Companies:

(a) The share capital structure of the Coal Based Energy Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	5,00,000
Comprising of 50,000 equity shares of Rs. 10/- each	
Issued, Subscribed and Paid-up	5,00,000
Comprising of 50,000 equity shares of Rs. 10/- each	

The equity shares of the Coal Based Energy Resulting Company are, at present, not listed on any Stock Exchanges.

(b) The share capital structure of the Gas Based Energy Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	1,00,00,000
Comprising of 20,00,000 equity shares of Rs. 5/- each	
Issued, Subscribed and Paid-up	5,00,000
Comprising of 1,00,000 equity shares of Rs. 5/- each	

The equity shares of the Gas Based Energy Resulting Company are, at present, not listed on any Stock Exchanges.

(c) The share capital structure of the Financial Services Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	5,00,000
Comprising of 50,000 equity shares of Rs. 10/- each	
Issued, Subscribed and Paid-up	5,00,000
Comprising of 50,000 equity shares of Rs. 10/- each	

The equity shares of the Financial Services Resulting Company are, at present, not listed on any Stock Exchanges.

(d) The share capital structure of the Telecommunication Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	5,00,000
Comprising of 1,00,000 equity shares of Rs. 5/- each	
Issued, Subscribed and Paid-up	5,00,000
Comprising of 1,00,000 equity shares of Rs. 5/- each	

The equity shares of the Telecommunication Resulting Company are, at present, not listed on any Stock Exchanges.

2.3 Status of Resulting Companies

Each of the Resulting Companies is presently a wholly owned subsidiary of RIL. After issue of shares by each Resulting Company in terms of Clause 12.1 of this Scheme, the Resulting Companies would cease to be subsidiaries of RIL.

3. DATE WHEN THE SCHEME COMES INTO OPERATION

Though this Scheme shall become effective from the Effective Date, the provisions of this Scheme shall be applicable and come into operation from the Appointed Date.

PART II
DEMERGED UNDERTAKINGS

4. **Transfer of Demerged Undertakings**

4.1 *Transfer of assets:*

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, each of the Demerged Undertakings (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Demerged Undertakings) shall, pursuant to the provisions of Sections 391 to 394 of the Act, without any further act, deed, matter or thing be and stand transferred to and vested in and shall be deemed to be transferred to and vested in the respective Resulting Companies on a going concern basis, in the following manner:

(i) the Coal Based Energy Undertaking (including all the rights, claims, title, interest and authorities including accretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in any of the companies comprised in the Coal Based Energy Undertaking) shall, without any further act, deed, matter or thing be demerged from the Demerged Company and be and stand transferred to and vested in or shall be deemed to be transferred to and vested in the Coal Based Energy Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Coal Based Energy Undertaking immediately before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Coal Based Energy Resulting Company by virtue of and in the manner provided in this Scheme.

(ii) the Gas Based Energy Undertaking (including all the rights, claims, title, interest and authorities including accretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in the company comprised in the Gas Based Energy Undertaking) shall, without any further act, deed, matter or thing be

demerged from the Demerged Company and be and stand transferred to and vested in or shall be deemed to be transferred to and vested in the Gas Based Energy Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Gas Based Energy Undertaking immediately before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Gas Based Energy Resulting Company by virtue of and in the manner provided in this Scheme.

(iii) the Financial Services Undertaking (including all the rights, claims, title, interest and authorities including accretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in any of the companies comprised in the Financial Services Undertaking) shall, without any further act, deed, matter or thing be demerged from the Demerged Company and be and stand transferred to and vested in and shall be deemed to be transferred to and vested in the Financial Services Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Financial Services Undertaking immediately before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Financial Services Resulting Company by virtue of and in the manner provided in this Scheme.

(iv) the Telecommunication Undertaking (including all the rights, claims, title, interest and authorities including accretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in any of the companies comprised in the Telecommunication Undertaking) shall, without any further act, deed, matter or thing be demerged from the Demerged Company and be and stand transferred to and vested in or shall be deemed to be transferred to and vested in the Telecommunication Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Telecommunication Undertaking immediately

before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Telecommunication Resulting Company by virtue of and in the manner provided in this Scheme.

(b) All assets or investments, right, title or interest acquired by the Demerged Company after the Appointed Date but prior to the Effective Date in relation to the Demerged Undertakings shall also, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the relevant Resulting Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Demerged Company in relation to any Demerged Undertaking after the Appointed Date without the prior written consent of the relevant Resulting Company.

4.2 *Contracts, deeds, etc.*

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature in relation to the Demerged Undertakings to which the Demerged Company is a party or to the benefit of which the Demerged Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the relevant Resulting Company in which the respective Demerged Undertaking vests by way of the demerger hereunder and may be enforced as fully and effectually as if, instead of the Demerged Company, such Resulting Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Demerged Undertakings occurs by virtue of this Scheme itself, each of the Resulting Companies may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or tripartite arrangements with any party to

any contract or arrangement to which the Demerged Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. Each of the Resulting Companies shall, under the provisions of Part II of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Demerged Company and to carry out or perform all such formalities or compliances referred to above on the part of the Demerged Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Demerged Company in relation to each of the Demerged Undertakings shall stand transferred to the relevant Resulting Company in which the respective Demerged Undertaking shall vest by way of the demerger hereunder, as if the same were originally given by, issued to or executed in favour of such Resulting Company, and such Resulting Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to such Resulting Company. The Resulting Companies shall make applications to and obtain relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

(d) It is clarified that if any assets (estate, claims, rights, title, interest in or authorities relating to such assets) or any contract, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in relation to any of the Demerged Undertakings which the Demerged Company owns or to which the Demerged Company is a party and which cannot be transferred to the relevant Resulting Company for any reason whatsoever, the Demerged Company shall hold such asset or contract, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in trust for the benefit of the relevant Resulting Company to which the respective Demerged Undertaking is being transferred in terms of this Scheme, insofar as it is permissible so to do, till such time as the transfer is effected.

4.3 *Transfer of liabilities*

4.3.1 (a) Upon the coming into effect of this Scheme, all debts, liabilities, loans raised and used, liabilities and obligations incurred, duties or

obligations of any kind, nature or description (including contingent liabilities) of the Demerged Company (as on the Appointed Date) and relating to the Demerged Undertakings specified in Part B of Schedules I, II, III and IV, shall, without any further act or deed, be demerged from the Demerged Company and be and stand transferred to and be deemed to be transferred to the relevant Resulting Company to the extent that they are outstanding as on the Effective Date and on the same terms and conditions as applicable to the Demerged Company, and shall become the debts, liabilities, duties and obligations of the relevant Resulting Company which shall meet, discharge and satisfy the same.

(b) Where any of the debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations of the Demerged Company as on the Appointed Date deemed to be transferred to any of the Resulting Companies have been discharged by the Demerged Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the relevant Resulting Company.

(c) All loans raised and used and all liabilities and obligations incurred by the Demerged Company for the operations of any Demerged Undertaking after the Appointed Date and prior to the Effective Date, shall, subject to the terms of this Scheme, be deemed to have been raised, used or incurred for and on behalf of the relevant Resulting Company in which the respective Demerged Undertaking shall vest in terms of this Scheme and to the extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to and be deemed to be transferred to the relevant Resulting Company and shall become the debts, liabilities, duties and obligations of the said Resulting Company which shall meet discharge and satisfy the same. Provided however that no debts, liabilities, loans raised and used, liabilities and obligations incurred, dues and obligations shall have been assumed by the Demerged Company in relation to any Demerged Undertaking after the Appointed Date without the prior written consent of the relevant Resulting Company.

4.3.2 Without prejudice to Clause 4.3.1, all debentures, bonds or other debt securities, if any, of the Demerged Company relating to the liabilities comprised in the Demerged Undertakings, whether convertible into equity or otherwise (hereinafter referred to as the "**Debt Securities**") shall, pursuant to the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the relevant Resulting Company on the same terms and conditions except to the extent modified under the provisions of this Scheme and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the relevant Resulting Company to the same extent as if it were the Demerged Company in respect of the Debt Securities so transferred.

4.3.3 (a) The demerger and the transfer and vesting of the assets comprised in the Demerged Undertakings to and in each of the relevant Resulting Companies under Clause 4.1 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

(b) The existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**") or those, if any created by the Demerged Company after the Appointed Date, in terms of this Scheme, over the assets comprised in any of Demerged Undertakings or any part thereof transferred to the respective Resulting Companies by virtue of this Scheme, shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they related or attached prior to the Effective Date and as are transferred to the relevant Resulting Company, and such Encumbrances shall not relate or attach to any of the other assets of that Resulting Company or the assets forming part of any other Demerged Undertaking transferred to the other Resulting Companies. Provided however that no Encumbrances shall have been created by the Demerged Company in relation to any of the Demerged Undertakings after the Appointed Date without prior written consent of the relevant Resulting Company.

(c) In so far as any Encumbrances over the assets comprised in the Demerged Undertakings are security for liabilities of the Remaining Undertaking retained with the Demerged Company, the same shall, on the Effective Date, without any further act, instrument or deed be modified to the extent that all such assets shall stand released and discharged from the obligations and security relating to the same and the Encumbrances shall only extend to and continue to operate against the assets retained with the Demerged Company and shall cease to operate against any of the assets transferred to the Resulting Companies in terms of this Scheme. The absence of any formal amendment which may be required by a lender or third party shall not affect the operation of the above.

(d) Without prejudice to the provisions of the foregoing clauses and upon the effectiveness of this Scheme, the Demerged Company and each of the Resulting Companies shall execute any instruments or documents or do all the acts and deeds as may be required, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies, Maharashtra, Mumbai to give formal effect to the above provisions, if required.

(e) Upon the coming into effect of this Scheme, the Resulting Companies alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to them respectively in terms of the Scheme, and the Demerged Company shall not have any obligations in respect of such liabilities, and each of the Resulting Companies shall indemnify the Demerged Company in relation to any claim, at any time, against the Demerged Company in respect of the liabilities which have been transferred to the Resulting Companies.

(f) It is expressly provided that, save as mentioned in this Clause 4.3.3, no other term or condition of the liabilities transferred to the Resulting Companies is modified by virtue of this Scheme except to the extent that such amendment is required by necessary implication.

(g) Subject to the necessary consents being obtained in accordance with the terms of this Scheme, the provisions of this Clause 4.3.3 shall operate, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

5. **Transfer at Book Values**

All the assets, properties and liabilities of the Demerged Undertakings shall be transferred to the Resulting Companies at the values appearing in the books of the Demerged Company (at historical cost less depreciation) on the close of business on August 31, 2005.

6. **Conduct of Business**

6.1 The Demerged Company, with effect from the Appointed Date and up to and including the Effective Date:

(a) shall be deemed to have been carrying on and to be carrying on all business and activities relating to each of the Demerged Undertakings and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all the estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions of each of the Demerged Undertakings for and on account of, and in trust for, the respective Resulting Companies;

(b) all profits and income accruing or arising to the Demerged Company from the Demerged Undertakings, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profits or income) relating to the Demerged Undertakings based on the audited accounts of the Demerged Company shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure, as the case may be, of the respective Resulting Companies; and

(c) any of the rights, powers, authorities, privileges, attached, related or pertaining to the Demerged Undertakings exercised by the Demerged Company shall be deemed to have been exercised by the Demerged Company for and on behalf of, and in trust for and as an

agent of the respective Resulting Companies. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Demerged Undertakings that have been undertaken or discharged by the Demerged Company shall be deemed to have been undertaken for and on behalf of and as an agent for the respective Resulting Companies.

6.2 With effect from the Appointed Date and until the Effective Date, the Demerged Company undertakes that it will preserve and carry on the business of each of the Demerged Undertakings with reasonable diligence and business prudence and shall not undertake financial commitments or sell, transfer, alienate, charge, mortgage, or encumber any of the Demerged Undertakings or any part thereof save and except in each case:

(a) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court(s); or

(b) if the same is expressly permitted by this Scheme; or

(c) if the prior written consent of the Board of Directors of the relevant Resulting Company has been obtained.

6.3 As and from the Appointed Date and till the Effective Date:

(a) All debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations as on the close of business on August 31, 2005, whether or not provided in the books of the Demerged Company in respect of any of the Demerged Undertakings as specified in Part B of Schedules I, II, III and IV, and all debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations relating thereto which arise or accrue to the Demerged Company on or after the Appointed Date in accordance with this Scheme, shall be deemed to be the debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations of the relevant Resulting Company to which that Demerged Undertaking is transferred.

(b) All assets and properties comprised in any of the Demerged Undertakings as on the date immediately preceding the Appointed Date, whether or not included in the books of the Demerged

Company, and all assets and properties relating thereto, which are acquired by the Demerged Company in relation to any of the Demerged Undertakings, on or after the Appointed Date, in accordance with this Scheme, shall be deemed to be the assets and properties of the relevant Resulting Company to which that Demerged Undertaking is transferred.

7. Employees

(a) Upon the coming into effect of this Scheme, all employees, consultants and advisors other than those specifically referred to in sub-clause (d) below, of the Demerged Company engaged in or in relation to the respective Demerged Undertakings and who are in such employment as on the Effective Date shall become the employees, consultants or advisors, as the case may be, of the respective Resulting Company, and, subject to the provisions of this Scheme, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company and without any interruption of or break in service as a result of the transfer of the Demerged Undertakings.

(b) In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Demerged Company for the employees of each of the Demerged Undertakings are concerned (collectively referred to as the "**Funds**"), the Funds and such of the investments made by the Funds which are referable to the employees of each Demerged Undertaking being transferred to the respective Resulting Companies in terms of sub clause (a) above shall be transferred to the relevant Resulting Company and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. The Funds shall, subject to the necessary approvals and permissions and at the discretion of the relevant Resulting Company, either be continued as separate funds of the Resulting Company for the benefit of the employees of the respective Demerged Undertaking or be transferred to and merged with other similar funds of the relevant Resulting Company. In the event that any Resulting Company does not have its own funds in respect of any of the above, such Resulting Company may, subject

to necessary approvals and permissions, continue to contribute to the relevant Funds of the Demerged Company, until such time that the Resulting Company creates its own fund, at which time the Funds and the investments and contributions pertaining to the employees of the Demerged Undertaking shall be transferred to the funds created by that Resulting Company.

(c) In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts created by the Demerged Company for the employees of the Remaining Undertaking are concerned, the same shall continue and the Demerged Company shall continue to contribute to such funds and trusts in accordance with the provisions thereof, and such funds and trusts, if any, shall be held for the benefit of the employees of the Remaining Business.

(d) All employees, consultants and advisors employed or engaged on part time basis by the Demerged Company in relation to the businesses of the Demerged Undertakings shall, at the option of the Resulting Companies, be made available to the relevant Resulting Companies in relation to the respective Demerged Undertakings, at no additional cost for a period of 12 (twelve) months from the Effective Date or such earlier date as the Resulting Companies may deem proper or necessary, to provide the same services and advice as they were rendering to the Demerged Company.

8. **Saving of Concluded Transactions**

The transfer and vesting of the assets, liabilities and obligations of the Demerged Undertakings under Clause 4 hereof shall not affect any transactions or proceedings already completed by the Demerged Company on or before the Appointed Date to the end and intent that, each of the Resulting Companies accepts all acts, deeds and things done and executed by and/or on behalf of the Demerged Company in relation to the Demerged Undertaking which shall vest in that Resulting Company in terms of this Scheme of Arrangement as acts, deeds and things made, done and executed by and on behalf of that Resulting Company.

PART III

REMAINING UNDERTAKING

9. **Remaining Undertaking to continue with Demerged Company**

9.1 The Remaining Undertaking and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company, subject only to Clause 4.3.3 of this Scheme in relation to Encumbrances in favour of banks, financial institutions and trustees for the debenture-holders.

9.2 (a) All legal, taxation or other proceedings whether civil or criminal (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted at any time thereafter, and in each case relating to the Remaining Undertaking (including those relating to any property, right, power, liability, obligation or duties of the Demerged Company in respect of the Remaining Undertaking) shall be continued and enforced by or against the Demerged Company after the Effective Date. None of the Resulting Companies shall in any event be responsible or liable in relation to any such legal, taxation or other proceeding against the Demerged Company, which relate to the Remaining Undertaking.

(b) If proceedings are taken against any of the Resulting Companies in respect of the matters referred to in sub-clause (a) above, it shall defend the same in accordance with the advice of the Demerged Company and at the cost of the Demerged Company, and the latter shall reimburse and indemnify the relevant Resulting Company against all liabilities and obligations incurred by the Resulting Company in respect thereof.

9.3. With effect from the Appointed Date and up to and including the Effective Date:

(a) the Demerged Company shall carry on and shall be deemed to have been carrying on all business and activities relating to the Remaining Undertaking for and on its own behalf;

(b) all profits accruing to the Demerged Company thereon or losses arising or incurred by it (including the effect of taxes, if any, thereon) relating to the Remaining Undertaking shall, for all purposes, be treated as the profits or losses, as the case may be, of the Demerged Company; and

(c) All assets and properties acquired by the Demerged Company in relation to the Remaining Undertaking on and after the Appointed Date shall belong to and continue to remain vested in the Demerged Company.

PART IV

REORGANISATION OF CAPITAL

10. **Provisions to prevail**

The provisions of this Part IV shall operate notwithstanding anything to the contrary in this Scheme.

11. **Reorganisation of share capital**

In consideration of the transfer and vesting of the Demerged Undertakings in each of the Resulting Companies in accordance with the provisions of Part II of this Scheme and as an integral part of this Scheme, the share capital of the Resulting Companies shall be increased in the manner set out in Clauses 12 to 15 below.

12. **Issue of shares by each Resulting Company**

12.1 After the Scheme takes effect, in consideration of the demerger including the transfer and vesting of each of the Demerged Undertakings in the relevant Resulting Companies pursuant to Part II of this Scheme, each of the Resulting Companies shall, without any further act or deed, issue and allot to each member of the Demerged Company (except the Specified Shareholders) whose name is recorded in the register of members of the Demerged Company on the Record Date equity shares in the respective Resulting Company in the following ratios:

(a) In the case of the Coal Based Energy Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of the face value of Rs.10/- (Rupees ten) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the "**Coal Based Energy Share Entitlement Ratio**");

(b) In the case of the Gas Based Energy Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of the face value

of Rs.5/- (Rupees five) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the "**Gas Based Energy Share Entitlement Ratio**");

(c) In the case of the Financial Services Resulting Company, in the ratio of 1 (one) equity share in the Financial Services Resulting Company of the face value of Rs.10/- (Rupees ten) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the "**Financial Services Share Entitlement Ratio**");

(d) In the case of the Telecommunication Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of the face value of Rs.5/- (Rupees five) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the "**Telecommunication Share Entitlement Ratio**");

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of

GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them, to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

13. **Specified Shareholders**

13.1 RIIHL is the wholly-owned subsidiary of the Demerged Company and the sole beneficiary of the Petroleum Trust which holds approximately 7.5% of the paid up share capital of the Demerged Company. The Trustees of Petroleum Trust have decided that they will not take up their proportionate entitlement to shares in each Resulting Company for benefit of the other shareholders of the Demerged Company. Since the objective of this Scheme

is to demerge the undertakings of the Demerged Company pertaining to power (both coal based and gas based), financial services business and telecommunications to the Resulting Companies and thereby effectively achieve separation of the Demerged Company's interests in the aforesaid businesses, each of the Resulting Companies will issue equity shares only to the shareholders of the Demerged Company (other than the Specified Shareholders), consequently, enhancing the value of the proportionate New Equity Shares issued to the shareholders of the Demerged Company (other than the Specified Shareholders) in view of the Trustees of the Petroleum Trust (a private trust, whose sole beneficiary is RIIHL, which is a wholly owned subsidiary of RIL), having decided not to take up their entitlement.

13.2 The economic benefit of shares of the Demerged Company held by Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited and Reliance Chemicals Private Limited (which hold in the aggregate approximately 4.7% of the paid-up share capital of the Demerged Company) is for the benefit of the shareholders of the Demerged Company. The said four companies have decided that they will not take up their proportionate entitlement to shares in each Resulting Company for benefit of the other shareholders of the Demerged Company. In keeping with the foregoing benefit, each of the Resulting Companies will issue equity shares only to the shareholders of the Demerged Company (other than the Specified Shareholders), consequently, enhancing the value of the new equity shares issued to the shareholders of the Demerged Company (other than the Specified Shareholders) in view of Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited and Reliance Chemicals Private Limited having decided not to take up their entitlement.

14. Other terms applicable to issue of shares

14.1 The equity shares to be issued by each of the Resulting Companies pursuant to Clause 12.1 above shall be issued in dematerialized form by each of the Resulting Companies, unless otherwise notified in writing by the shareholders of the Demerged Company to the relevant Resulting Company on or before such date as may be determined by the Board of Directors of the Demerged Company or a committee thereof. In the event that such notice has not been received by any of the Resulting Companies in respect

of any of the members of the Demerged Company, the equity shares shall be issued to such members in dematerialised form provided that the members of the Resulting Companies shall be required to have an account with a depository participant and shall be required to provide details thereof and such other confirmations as may be required. In the event that a Resulting Company has received notice from any member that equity shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her /its account with a depository participant or other confirmations as may be required or if the details furnished by any member do not permit electronic credit of the shares of the Resulting Companies, then the Resulting Companies shall issue equity shares in physical form to such member or members.

14.2 In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Demerged Company, the Board of Directors or any committee thereof of the Demerged Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Demerged Company as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Resulting Companies issued by the Resulting Companies after the effectiveness of this Scheme.

14.3 The new equity shares issued and allotted by the Resulting Companies in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Resulting Companies and shall inter-se rank pari passu in all respects.

14.4 Equity shares of the Resulting Companies issued in terms of Clause 12.1 of this Scheme will be listed and/or admitted to trading on the National Stock Exchange and the Bombay Stock Exchange where the shares of the Demerged Company are listed and/or admitted to trading in terms of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000. The Resulting Companies shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. On such

formalities being fulfilled the said Stock exchanges shall list and / or admit such equity shares also for the purpose of trading.

14.5 For the purpose of issue of equity shares to the shareholders of the Demerged Company, the Resulting Companies shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Resulting Companies of such equity shares.

14.6 The equity shares to be issued by the Resulting Companies pursuant to this Scheme in respect of any equity shares of the Demerged Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Resulting Companies.

14.7 The equity shares to be issued by the Resulting Companies pursuant to this Scheme in respect of shares of the Demerged Company, which are not fully paid up shall also be kept in abeyance and dealt with by the Resulting Companies based on information periodically provided by the Demerged Company to the Resulting Companies.

14.8 Unless otherwise determined by the Board of Directors or any committee thereof of the Demerged Company and the Board of Directors or any committee thereof of the relevant Resulting Company, issuance of equity shares in terms of Clause 12.1 above shall be done within 45 days from the Effective Date.

14.9 (a) The cost of acquisition of the shares of each of the Resulting Companies in the hands of the shareholders of the Demerged Company shall be the amount which bears to the cost of acquisition of shares held by the shareholder in the Demerged Company the same proportion as the net book value of the assets transferred in the demerger to the relevant Resulting Company bears to the net worth of the Demerged Company immediately before the demerger hereunder.

(b) The period for which the share(s) in Demerged Company were held by the shareholders shall be included in determining the period for which the shares in the Resulting Companies have been held by the respective shareholder.

15. Increase in share capital

15.1 Upon the coming into effect of this Scheme, the authorised share capital of each of the Resulting Companies shall stand increased and the existing capital clause contained in the respective Memorandum of Association of each of the Resulting Companies shall, upon the coming into effect of this Scheme, be altered and substituted as follows:

(a) The authorised capital of the Coal Based Energy Resulting Company shall be increased from Rs.5,00,000/- (Rupees Five Lakhs only) divided into 50,000 (Fifty Thousand) Equity Shares of Rs.10/- each to Rs. 1250 crores (Rupees One thousand two hundred and fifty crores only) and Clause V of the Memorandum of Association of the Coal Based Energy Resulting Company shall, upon coming into effect of this Scheme, be substituted by the following new Clause:

"V The Authorised Share Capital of the Company is Rs. 1250 crores (Rupees One thousand two hundred and fifty crores only) divided into 125 crore (One hundred and twenty five crore) Equity Shares of Rs.10/- each."

(b) The authorised capital of the Gas Based Energy Resulting Company shall be increased from Rs.1,00,00,000/- (Rupees One crore only) divided into 20,00,000 (Twenty lakh) Equity Shares of Rs. 5/- each to Rs. 650 crores (Rupees Six hundred and fifty crores only) and Clause V of the Memorandum of Association of the Gas Based Resulting Company shall, upon coming into effect of this Scheme, be substituted by the following new Clause:

"V The Authorised Share Capital of the Company is Rs. 650 crores (Rupees Six hundred and fifty crores only) divided into 130 crore (One hundred and thirty crore) Equity Shares of Rs. 5/- each."

(c) The authorised capital of the Financial Services Resulting Company shall be increased from Rs.5,00,000/- (Rupees Five Lakhs only) divided into 50,000 (Fifty Thousand) Equity Shares of Rs.10/- each to Rs. 1250 crores (Rupees One thousand two hundred and fifty crores only) and Clause V of the Memorandum of Association of the Financial Services Resulting Company shall, upon the coming into effect of this Scheme, be substituted by the following new Clause:

"V (a) The Authorised Share Capital of the Company is Rs 1250 Crores (Rupees One thousand two hundred and fifty crores only) divided into 125 Crore (One hundred and twenty five crore) Equity Shares of Rs.10/- each."

(d) The authorised capital of the Telecommunication Resulting Company shall be increased from Rs.5,00,000/- (Rupees Five Lakhs only) divided into 1,00,000 (One lakh) Equity Shares of Rs. 5/- each to Rs.650 crores (Rupees Six hundred and fifty crores only) and Clause V of the Memorandum of Association of the Telecommunication Resulting Company shall, upon coming into effect of this Scheme, be substituted by the following new Clause:

"V (a) The Authorised Share Capital of the Company is Rs. 650 Crores (Rupees Six hundred and fifty crores only) divided into 130 Crore (One hundred and thirty crore) Equity Shares of Rs. 5/- each."

15.2 Upon this Scheme becoming effective and after the allotment of the new equity shares by the Resulting Companies, the issued, subscribed and paid-up capital of each Resulting Company shall, assuming full allotment of shares including shares referred to in Clauses 14.6 to 14.7 (both inclusive), stand increased as follows:

(a) the issued, subscribed and paid-up capital of the Coal Based Energy Resulting Company shall stand increased to Rs.12,23,13,04,220 (Rupees One thousand two hundred and twenty three crores, thirteen lakhs, four thousand, two hundred and twenty only) divided into 1,22,31,30,422 (One hundred and twenty two crores, thirty one

lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs.10/- (Rupees Ten only) each fully paid-up; and

(b) the issued, subscribed and paid-up capital of the Gas Based Energy Resulting Company shall stand increased to Rs. 6,11,56,52,110 (Rupees Six hundred and eleven crores, fifty six lakhs, fifty two thousand, one hundred and ten only) divided into 1,22,31,30,422 (One hundred and twenty two crores, thirty one lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs. 5/- (Rupees Five only) each fully paid-up; and

(c) the issued, subscribed and paid-up capital of the Financial Services Resulting Company shall stand increased to Rs. 12,23,13,04,220 (Rupees One thousand two hundred and twenty three crores, thirteen lakhs, four thousand, two hundred and twenty only) divided into 1,22,31,30,422 (One hundred and twenty two crores, thirty one lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs.10/- (Rupees Ten only) each fully paid-up; and

(d) the issued, subscribed and paid-up capital of the Telecommunication Resulting Company shall stand increased to Rs. 6,11,56,52,110 (Rupees Six hundred and eleven crores, fifty six lakhs, fifty two thousand, one hundred and ten only) divided into 1,22,31,30,422 (One hundred and twenty two crores, thirty one lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs. 5/- (Rupees Five only) each fully paid-up.

PART V

ACCOUNTING TREATMENT

16. **Accounting by the Demerged Company and the Resulting Companies in respect of assets and liabilities**

16.1 *Accounting treatment in the books of the Demerged Company:*

(a) The assets and the liabilities of the Demerged Company being transferred to the respective Resulting Companies shall be at values appearing in the books of accounts of the Demerged Company on the close of business on August 31, 2005;

(b) The difference between the value of assets and value of liabilities transferred pursuant to the Scheme shall be appropriated against the revaluation reserve and balance, if any, after appropriation, will be further appropriated against the securities premium account of the Demerged Company. The balances of the revaluation reserve and the securities premium account, as the case may be, shall stand reduced to that extent;

(c) The reduction, if any, in the securities premium account of the Demerged Company shall be effected as an integral part of the Scheme in accordance with the provisions of Section 78 and Sections 100 to 103 of the Act and the Order of the High Court sanctioning the Scheme shall be deemed to be also the Order under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable.

16.2 *In the Books of the Resulting Companies*

(a) Upon coming into effect of this Scheme and upon the arrangement becoming operative, the respective Resulting Companies shall record the assets and liabilities comprised in the respective Demerged Undertakings transferred to and vested in them pursuant to this Scheme, at the same value appearing in the books of Demerged Company on the close of business on August 31, 2005.

(b) The respective Resulting Companies shall credit their respective Share Capital Accounts in their books of account with the aggregate face value of the new equity shares issued to the shareholders of Demerged Company pursuant to Clause 12.1 of this Scheme.

(c) The excess or deficit, if any, remaining after recording the aforesaid entries shall be credited by the respective Resulting Companies to their respective General Reserve Account or debited to goodwill, as the case may be.

(d) On allotment of shares by the Resulting Companies in terms of Clause 12.1 above, the existing shareholding of RIL, the Demerged Company, in each of the Resulting Companies shall be cancelled as an integral part of this Scheme in accordance with provisions of Sections 100 to 103 of the Act and the Order of the High Court sanctioning the Scheme shall be deemed to be also the Order under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable.

PART VI

GENERAL TERMS AND CONDITIONS

17. **Board Reconstitution**

At any time after the Record Date, RIL shall cause the Board of Directors of each of the Resulting Companies to be reconstituted in such manner as is agreed between each Resulting Company and Anil D. Ambani and thereupon each of the Resulting Companies shall be controlled and managed by Shri Anil D. Ambani. The Demerged Company constituting the Remaining Undertaking shall continue to be controlled and managed by Shri Mukesh D. Ambani.

18. **Dividends**

(a) The Demerged Company and each Resulting Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period after the Appointed Date and prior to the Effective Date, Provided that the shareholders of the Demerged Company shall not be entitled to dividend, if any, declared and paid by a Resulting Company to its shareholders for the accounting period prior to the Appointed Date.

(b) The holders of the shares of the Demerged Company and the Resulting Companies shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Demerged Company and/or the Resulting Companies to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the respective Boards of Directors of the Demerged Company and the Resulting Companies and subject to the approval of the shareholders of the Demerged Company and the Resulting Companies respectively.

19. **Agreements**

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking.

20. **Approvals**

Each of the Resulting Companies shall be entitled, pending the sanction of the Scheme, to apply to the Central Government or any State Government and all other agencies, departments and authorities concerned as may be necessary under any law for such consents, approvals and sanctions which the Resulting Companies may require to own the Demerged Undertakings and carry on power (coal based and gas based), financial services (including insurance) and telecommunications.

21. **Filing of Applications**

The Demerged Company and each Resulting Company shall, with all reasonable dispatch, make and file all necessary applications and petitions before the High Court for the sanction of this Scheme of Arrangement under Sections 391 and 394 of the Act and each of them shall apply for all necessary approvals as may be required under law.

22. **Modification of Scheme**

(a) The Demerged Company and each of the Resulting Companies by their respective Boards of Directors or any committee thereof or any Director authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court(s) or any authorities under law may deem fit to approve

of or impose and which the Demerged Company and each of the Resulting Companies may in their discretion accept such modifications or amendments or additions as the Demerged Company and each of the Resulting Companies or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise for carrying out this Scheme, and the Demerged Company and each of the Resulting Companies by their respective Boards of Directors or Delegate are hereby authorised to do, perform and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Demerged Company or any of the Resulting Companies find unacceptable for any reason, then Demerged Company and the Resulting Companies shall be at liberty to withdraw the Scheme. The aforesaid powers of the Demerged Company and the Resulting Companies may be exercised by the Delegate of the respective Companies.

(b) For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Demerged Company and the Resulting Companies may give such directions as they may consider necessary to settle any question or difficulty arising under this Scheme or in regard to and of the meaning or interpretation of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the respective Companies), or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any of those conditions (to the extent permissible under law).

23. Scheme Conditional Upon:

23.1 This Scheme is conditional upon and subject to:

(a) this Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors (where applicable) of the Demerged Company and the Resulting Companies as required under the Act and the requisite orders of the High Court referred to in Clause 21 being obtained;

(b) The requisite sanctions and approvals including but not limited to in-principle approvals, sanctions of any Governmental Authority, as may be required by law in respect of this Scheme being obtained; and

(c) The certified copies of the orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies, Maharashtra.

23.2 In the event of this Scheme failing to take effect within 12 months of first filing in High Court or such later date as may be agreed by the respective Boards of Directors of the Demerged Company and the Resulting Companies, this Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or shall bear costs, charges and expenses as may be mutually agreed.

24. Indemnity

In the event of non-fulfillment of any or all obligations under this Scheme by any party towards any other party, inter-se or to third parties, the non-performance of which will place any other party under any obligation, then the defaulting party will indemnify all costs and interest to such other affected party.

25. Costs, Charges, etc.

All costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne and paid for by the Demerged Company.

Schedule I

Coal Based Energy Undertaking

Part 'A'

Assets

Building - Premises Located At:

	Approx. Area in Sq. Ft
Unit No. 401, 402, 403-A, 404, 405 & 406, Dempo Trade Centre 4th Floor, Plot No. 11, E.D.C. Complex Patto, Panaji, Goa	6,246

And such other properties as may be agreed between the Demerged Company and the Coal Based Energy Resulting Company.

Investments

9,09,24,724	Equity Shares of Rs. 10 each of Reliance Energy Limited
50,000	Equity Shares of Rs. 10 each of Reliance Power Limited
4,23,268	Equity Shares of Rs. 10 each of Hirma Power Private Limited
50,000	Equity Shares of Rs. 10 each of Jayamkondam Power Private Limited
50,000	Equity Shares of Rs. 10 each of Reliance Thermal Energy Private Limited

Loans and Advances pertaining to Coal Based Energy Undertaking

Part 'B'

Liabilities

Loans relatable to Coal Based Energy Undertaking

Book value of Assets over Liabilities aggregates to Rs. 2,921.02 Crores

Schedule II

Gas Based Energy Undertaking

Part 'A'

Assets

Building - Premises Located At:

	Approx. Area in Sq. Ft
Reliance Centre, 19, Walchand Hirachand Marg, Mumbai – 400038	95,000

Other Fixed Assets of the Gas Based Energy Undertaking and such other properties as may be agreed between the Demerged Company and the Gas Based Energy Resulting Company

Investments

50,000 Equity Shares of Rs. 10 each of Reliance Patalganga Power Limited

Loans and Advances pertaining to Gas Based Energy Undertaking

Part 'B'

Liabilities

Loans relatable to Gas Based Energy Undertaking

Book value of Assets over Liabilities aggregates to Rs. 296.77 Crores

Schedule III

Financial Services Undertaking

Part 'A'

Assets

Building - Premises Located At:

	Approx. Area in Sq. Ft
A-202, Ansal Premises, Aurangzeb Road, New Delhi	2,785

And such other properties as may be agreed between the Demerged Company and the Financial Services Resulting Company.

Investments

6,00,89,966	Equity Shares of Rs. 10 each of Reliance Capital Limited
2,55,00,175	Equity Shares of Rs. 10 each of Reliance General Insurance Company Limited
5,00,175	Equity Shares of Rs. 10 each of Reliance Life Insurance Company Limited

Loans and Advances pertaining to Financial Services Undertaking

Part 'B'

Liabilities

Loans relatable to Financial Services Undertaking

Book value of Assets over Liabilities aggregates to Rs. 512.41 Crores

Schedule IV

Telecommunications Undertaking

Assets

Freehold Land Including Building Premises, Plant & Machinery and Equipments Located At:

	Approx. Area in Sq. Ft
Khasra No. 289, At Mauja Runkata, Tehsil Kiraoli, District Agra, UP	30,652
No. 107 under Khata No. 154/89 bearing Plot No. 133/745, Mouza Swaroop Villa, NH-5, Baripada , Mauyrbhanj District	21,492
Khata No 179, Plot 14/8, Mouza and Village Ankoli, Behrampur Taluka, Ganjam District	17,760
Khasra No. 426/1 and 431/1, Mouza Ambada, Tehsil Multai, District Betul	87,124
Survey No. 166/5, Takshasila Arcade, Zadeshwar Village, Bharuch Taluka	30,760
S No. 528/1 and 528/3/1/2, Village Gondermau, P.H. No. 4 Vikas Kahnd Phanda, Tehsil Huzur, District Bhopal,	50,602
Chaka Plot No. 1382 (part) , Khata No. 592/92, Jayapur, P S Balinata, Tehsil Bhubaneshwar , District Khurda	23,665
Plot No. SP-13, Thiru.Vi.Ka Industrial Estate, Guindy, Chennai 600097.	24,095
Plot No. A -52, Okhla Industrial Area, Phase II, New Delhi.	16,578
Plot No. 103, Sector 59, Haryana State Industrial Development Corp. Faridabad	21,520
S No. 332 / 1, Khatha no. 64/2036, Lal Kothi, In front of IBP Petrol Pump, AB road, Near KM 328, Guna	9,598
Plot No 48, Sector 34(EHTD), Gurgaon	10,545
Khasra No. 473, Patwari Halka No. 43, Bhoo Adhikar Evam Rin Pustika Part I and II No. M175737 in village Kedarpur, Pargana and District Gwalior.	25,684
Plot No 36,Behind Kadiwala Petrol Pump, Village Motipura, Taluka - Himmatnagar, District Sabarkanta	21,150
Khasra No. 109/1, Village Pathrota (itarsi), P.H. 9, R.N. Mandal,, Itarasi, District Hosangabad	29,999
S No 37/2 in No 62, Madura Thamaraithankal Village, Konerikuppam, Kanchipuram Taluka	43,546
Plot No.198, HIDC Industrial Estate, Karnal, Haryana	29,052
Plot No. 626, J.L. No. 197, Khatian No. 342, Mouza Bargai, P.S. and Sub-	23,950

	Approx. Area in Sq. Ft
Registrar Office-Kharagpur, Dist. Midnapur,	
Khatoni 268 Khasra No. 494/493/492/489/487 and Gata No. 269 Khasra No. 494/2, at Mauja Mathura Bangar, Village and Tehsil Mathura, District Mathura, UP	19,150
Khata No. 202, Khasara No. 998,989,990,991,992/1 & 994, Village Jatoli, Pargana Sardhana, Tehsil Sardiana, Dist Meerut	39,040
Survey No. 2523 and 2524, Village Hingona Kurd,A B Road, Tehsil & Distt Morena	56,253
Survey No. 111, Patwari Halka No. 31, Bhoo Adhikar Evam Rin Pustika Part I and II No. M451644, Village Rajpura, Dist. Shivpuri	23,000
Survey No. 202, Shivpuri Bypass Road, Village Jhingura, Dist. Shivpuri	2,500
Survey No. 33/5D, Village Dahitane, Taluka North Solapur, District Solapur,	43,040
Plot No P-2, Barhi Industrail Estate,Sonipat, Hayana	86,080
Sub Plot No. 1, Block No. 177 in Survey No. 178, Village Navgam, Taluka Kamrej, District Surat	20,229
Survey No 130/1A+130/1B+129/Paikee, Village Atak Pardi, Taluka Valsad, Dist. Valsad	35,658
Survey No 575/2A, Madura Rengapuram Village of Sathuvacheri Town Panchayat, Vellore Talik, Vellore District.	12,297
Survey no. 62/2A, 62/2B, NH 7, Village Nallampali, Dharampuri District, Tamilnadu	22,473
KH 27/1, Village Umaria, Tehsil Ghoragaly, Berkheda, District Raisen, Madhya Pradesh	43,556
Reliance House, 34, Chowringhee Road, Kolkatta-700 071	1,09,244

Lease Hold Land Including Building Premises, Plant & Machinery, Equipments Located At:

	Approx. Area in Sq. Ft
Khata No. 271/296, Plot No 247 / 1298, NH-5, Mouza Bampada, Tehsil Sadar, District Balasore	20475
Plot No 101/2B, Junagarh Industrial Estate-II, Junagarh	21876
Plot No . T- 23, Pimpri Industrial Area, Bhosari block, Bhosari, Pune	26523
Plot No. E-76, Industrial Area, Parbhatpura, Nasirabad Road, Ajmer	32,743
Plot No. F-181 and 182, Road No. 5, Mewar Industrial Area, Udaipur	47710
Plot No. F-161,E170, Road No 12 Vishwa Karma Industrial Area (VKIA), Jaipur	37,714

Buildings Premises Including Plant & Machinery, Equipments – Located At:

	Approx. Area in Sq. Ft
J.L. No. 52, Khatian No. 286/288, Dag No. 1638, Mouza Salap, Police Station Domjur, District Howrah, (Kolkatta)	33,490
Khasra No. 745, Village Mohadi, Tehsil Shahabad, District Kurukshetra, (Ambala)	49,680
Khasra No. 105/(25/ (5-3)) & 114/5/(8-0)), Village Vakya, Sat Road Kla Tehsil, District Hissar	33,798
Hissa No. 1 to 13 and 15, Survey No. 13 and 14, Adharwadi Road,Kasbe Kalyan, Taluka Kalyan, District Thane	12,320
Khasra No. 2201,2199,Vilage Kutana, Rohtak District	21,327
Plot No. 2-A, Central Avenue Scheme Section -III, Satnami Layout, Vardhman Nagar Nagpur	17,394
Block No. 485, Village Dashrath, Taluka and District Vadodara	56,608
Plot No. 1/2 TTC Industrial Area, Thane Belapur Road, Koparkhairane, Navi Mumbai	62,229
Plot No. A –51, Okhla Industrial Area, Phase II, New Delhi.	10,886

Buildings -- Premises Located At:

	Approx. Area in Sq. Ft
Office No. 3,4,5,6, Godrej Millenium, 9 Koregaon Road, Pune -411 001	13,841
50 and 51, Ground Floor, Wing "B", Aditya Residency Apartment (Kakade House), 498, Parvati, Pune - 411 009	2,430

Premises To Be Separately Leased, Situated At:

	Approx. Area in Sq. Ft
103/106 Naroda Industrial Estate, Naroda, Ahmedabad 382 320 , Gujarat	37,178
Part of Refinery Complex, Jamnagar Complex, Village Meghpar / Padana, Taluka Lalpur, Dist Jamnagar 361280, Gujarat.	5,360
Part of Nadiad Retail Outlet - Survey No: 3112(part) ,3113/1(Part) ,3113/2 (part),3113/3 (part), 3121(part), 3122, 3123, 3124 (part), 3125/1 to 4 Village Nadiad, Taluka Nadiad, Nadiad Tundel Road Gujarat	19,907
Part of Bhilad Retail Outlet - R.S. No:1/3, Village Nandigam, Taluka Umargam, Dist. Valsad, Gujarat	9,638
Part of Sendhwa Retail Outlet – S.No. 146/4, 149/1, 149/3, 150/2, 151/1, 151/2, 15/12 Hissa No 20, Hissa No 220, Village Pipaldhar, Tehsil Nivali, Dist Barwani Madhya Pradesh	753
Court House, Lokmanya Tilak Marg, Dhobi Talao, Mumbai 400 002	3,355
Ground Floor and First Floor, Anand Mahal Apartment, Opposite Ascon Plaza, Anand Mahal Road, Adajan, Surat 395 009	7,189
4th floor, Thakorbhai Mithaiwala Building, Sahara Darwaja, Sahara Darwaja Crossing, Ring Road, Surat - 395 003 Gujarat	3,000
Fourth Floor, Shantiniketan Building, Opp Bhavya Honda, Piplod, Surat - 395 007 Gujarat	7,800
Ground Floor, Shayog Tower -1, Near Sahaj Super Store, Anand Mahal Road, Adajan Surat 395 009, Gujarat	3,331
Shivam Building, 9 Patel Colony, P.N. Road, Jamnagar 361 001, Gujarat	2,397

And such other properties as may be agreed between the Demerged Company and the Telecommunication Resulting Company.

Other Plant and Machinery and Equipments of Telecommunications undertaking
Vehicles of Telecommunications Undertaking

Investments

90,00,00,000	Equity Shares of Re. 1 each of Reliance Communications Infrastructure Limited
70,95,130	Equity Shares of Rs.10 each of Reliance Telecom Limited
319,25,85,350	Equity Shares of Re. 1 each of Reliance Infocomm Limited
69,524	Equity Shares of USD 0.05 each of World Tel Holding Limited (Bermuda)
4,50,00,000	Preference Shares of Re. 1 each of Reliance Telecom Limited

Receivables for Capital Leases of Telecommunications Undertaking

Loans and Advances pertaining to Telecommunications Undertaking

Part 'B'

Liabilities

Loans and Contingent Liabilities relatable to Telecommunications Undertaking

Book value of Assets over Liabilities (excluding contingent liabilities) aggregates to Rs. 15,389.34 Crores